FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

April 4, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is April 4, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the results of initial surface exploration at the the Deborah Gold Property, Cajamarca, Peru.

Item 5.	Full Description of Material Change

The Issuer reports results from the initial surface exploration program at the recently acquired Deborah property (“Deborah”), in Cajamarca Region, Peru. The Deborah property is located 1.5 hours east of the city of Cajamarca, with good access via paved and dirt roads (maps and images are available at http://www.doratoresources.com/s/Cajamarca.asp). The Issuer entered into an option agreement in September 2011 to acquire a 100% interest in the property, which is nestled between several major ore deposits including Anglo American’s Michiquillay Copper-Gold Porphyry, located 6 kilometres to the southwest (631MT of 0.69% copper, 0.15 g/t gold, and 0.02% moly) and China Minmetals and Jiangxi Copper Corp’s El Galeno Copper-Gold Porphyry, located 6 kilometres to the north (661MT of 0.50% copper, 0.12 g/t gold). The focus at Deborah is to discover similar bulk-mineable, gold-silver-copper mineralization, though at present it is not known if similar results will be obtained from the property.

Deborah First Phase Exploration Results

The first phase of rock and soil sampling covers a 120 Ha core area of the property. Assay results from soils returned a maximum value of 1.78 g/t gold, with 20% of the soil samples returning >0.129 g/t gold and 10% returning >0.284 g/t gold. The sampling has defined two gold anomalies that are approximately 400 metres each in extent when contoured at the 0.1 g/t gold level. Both anomalies show a strong correlation with pathfinder elements arsenic and antimony, as well as silver and lead. Overburden, comprising quartzite talus from the main ridge, covers the area between the two anomalies and possibly mineralization linking them into a singular northeast-trending zone.

The central anomaly is a circular feature at the intersection of northwest- and southwest-trending structures, on the northeast flank of the main ridge. One artisanal working was discovered, and breccia within this assayed 0.43 g/t gold over 2 metres. The central anomaly has significantly less silver than the soil anomaly over the western breccias drilled by Newmont in 2006, suggesting a different type of mineralization. The northeastern anomaly abuts the eastern boundary of the concession and is open to the north. One rock sample from the south edge of the anomaly returned 1.24 g/t gold over 1.5 metres.

The soil samples returned better gold values than the soil samples, supporting the exploration model that gold mineralization at Deborah is hosted by recessive, sulphide-rich material that does not crop out well and remains under-sampled. The second phase of surface work will be approximately 800 metres of hand-trenching and additional soil samples to close off the northeast anomaly. Some test pits will also be excavated in the area of talus to determine depth to bedrock, and sampled where appropriate. Results from the second phase of work will identify drill targets.

Qualified Person

John Drobe, P.Geo., the Issuer’s Vice President of Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report. Mr. Drobe is not independent of the Issuer as he is an officer and a shareholder.

The geochemical results were reviewed by John Drobe. On-site personnel rigorously collect and track samples which are then sealed and shipped to ALS Laboratories, Lima, Peru for assay. Blind certified reference material, blanks, and duplicated are inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. ALS's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards.

The Issuer is continuing its efforts to complete the non-brokered financing as announced on November 17, 2011 and March 2, 2012 news releases for additional information.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supreme decree from Peruvian authorities and other risks and uncertainties disclosed in the Issuer’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Anton Drescher, CFO
Business Telephone No.: (604) 638-5817

Item 9.	Date of Report

April 17, 2012